Chubb Group of Insurance Companies 15 Mountain View Road, Warren, New Jersey 07059	DECLARATIONS FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82210707

MANNING & NAPIER ADVISORS, LLC
VIGILANT INSURANCE COMPANY

290 WOODCLIFF DRIVE	Incorporated under the laws of New York a stock insurance company herein called the COMPANY
FAIRPORT, NY 14450
55 Water Street, New York NY 10041-2899

ITEM 1.	BOND PERIOD: from 12:01 a.m. on December 13, 2011

       to 12:01 a.m. on December 13, 2012

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$15,000,000	$150,000
2. On Premises	$15,000,000	$150,000
3. In Transit	$15,000,000	$150,000
4. Forgery or Alteration	$15,000,000	$150,000
5. Extended Forgery	$15,000,000	$150,000
6. Counterfeit Money	$15,000,000	$150,000
7. Threats to Person	$15,000,000	$150,000
8. Computer System	$15,000,000	$150,000
9. Voice Initiated Funds Transfer Instruction	$15,000,000	$150,000
10. Uncollectible Items of Deposit	$15,000,000	$150,000
11. Audit Expense	$250,000	$10,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1– 11

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Vigilant

Form 17-02-1422 (Ed. 5-98) Page 1 of 1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2.

Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED, or

		c.

in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

			(1)	written records,

			(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or

			(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Insuring

Clauses

(continued)

Forgery Or Alteration	4.	Loss resulting directly from:

		a.

Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.

transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

		excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.

acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

		(1) bear a Forgery or a fraudulently material alteration,

		(2) have been lost or stolen, or

		(3) be Counterfeit, or

		b.

guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring

Clauses

Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person	7.

Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:

		a.	entries of data into, or

		b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 3 of 19

Insuring

Clauses

(continued)

Voice Initiated Funds Transfer Instruction	9.

Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.

Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a.	redemptions or withdrawals to be permitted,
		b.	shares to be issued, or
		c.	dividends to be paid,

		from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit. Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense	11.

Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 4 of 19

General

Agreements

Additional Companies Included	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:
As Assured		(1)

The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)

Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)

Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)

If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.

The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General

Agreements

(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.

If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

		(1)	occurred or will occur on premises, or
		(2)	been caused or will be caused by an employee, or
		(3)	arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company	D.

When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

		(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees	E.

The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

		(1)	an Employee admits to being guilty of Larceny or Embezzlement,

		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 6 of 19

General

Agreements

Court Costs And Attorneys’ Fees (continued)	(3)

in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 7 of 19

Conditions And

Limitations

Definitions	1.	As used in this Bond:

a.

Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d.

Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

		e.	Employee means:

			(1)	an officer of the ASSURED,

(2)

a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

			(3)	a guest student pursuing studies or performing duties in any of the ASSURED’S premises,

			(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

			(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

			(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7)

a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions And

Limitations

Definitions (continued)	(8)

each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9)

any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.

which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

		b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions And

Limitations

Definitions (continued)	f.

Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j.

Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.

Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l.

Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions And

Limitations

Definitions (continued)		m.

Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.
General Exclusions - Applicable to All Insuring Clauses	2.	This bond does not directly or indirectly cover:
		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;
b.

loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 11 of 19

Conditions And

Limitations

General Exclusions - Applicable to All Insuring Clauses (continued)		h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:
			(1)	of any law regulating:
				a.	the issuance, purchase or sale of securities,
				b.	securities transactions on security or commodity exchanges or the over the counter market,
				c.	investment companies,
				d.	investment advisors, or
			(2)	of any rule or regulation made pursuant to any such law; or
		j.	loss of confidential information, material or data;
		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.
Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.	3.	This Bond does not directly or indirectly cover:
a.

loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1)

to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

			(2)	to do damage to the premises or Property of the ASSURED;

		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

		e.	loss of property while in the mail;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions And

Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1. (continued)		f.

loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;
h.

loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

i.

loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.	This bond does not directly or indirectly cover:
a.

loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;
		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.
Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability	5.

At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
		c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions And

Limitations

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability		d.

any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

(continued)		All acts, as specified in c. above, of any one person which
		i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or
		ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:
		a.	facts which may subsequently result in a loss of a type covered by this Bond, or
		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company	7.	a.

The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.
		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d.

Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 14 of 19

Conditions And

Limitations

Notice To Company - Proof - Legal Proceedings Against Company (continued)		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.
Deductible Amount	8.

The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.
Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

		OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions And

Limitations

(continued)

Securities Settlement	10.

In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.

for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery	11.

In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions And

Limitations

Subrogation - Assignment - Recovery		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.
(continued)		Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.

If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions And

Limitations

Termination (continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.

If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.

This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And

Limitations

Change or Modification (continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 19 of 19

VIGILANT INSURANCE COMPANY
Endorsement No. 1
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$15,000,000	$150,000
2. On Premises	$15,000,000	$150,000
3. In Transit	$15,000,000	$150,000
4. Forgery or Alteration	$15,000,000	$150,000
5. Extended Forgery	$15,000,000	$150,000
6. Counterfeit Money	$15,000,000	$150,000
7. Threats to Person	$15,000,000	$150,000
8. Computer System	$15,000,000	$150,000
9. Voice Initiated Funds Transfer Instruction	$15,000,000	$150,000
10. Uncollectible Items of Deposit	$15,000,000	$150,000
11. Audit Expense	$250,000	$10,000
12. Telefascimile Instructions Fraud	$15,000,000	$150,000
13. Automated Telephone Transaction	$15,000,000	$150,000
14. Extended Computer System	$15,000,000	$150,000
15. Unauthorized Signature	$50,000	$10,000
16. Claims Expense	$100,000	$10,000

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond

Form 17-02-1582 (Ed. 5-98)

VIGILANT INSURANCE COMPANY
Endorsement No:	2
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Manning & Napier Advisors, Inc.

Manning & Napier Fund, Inc.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

VIGILANT INSURANCE COMPANY
Endorsement No.: 3
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13, Termination, the following:

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

1.	Nonpayment of premium;

2.	Conviction of a crime arising out of acts increasing the hazard insured against;

3.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

4.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

5.

If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York

Form 17-02-2863 (Rev. 7-03) Page 1

6.

A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’s policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

7.

Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Notice Of Termination

Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

Return Premium Calculations

The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY.”

2.	By adding a new Section reading as follows:

“Section 17. Election To Conditionally Renew / Nonrenew This Bond Conditional Renewal

If the COMPANY conditionally renews this Bond subject to:

1.	Change of limits of liability;

2.	Change in type of coverage;

3.	Reduction of coverage;

4.	Increased deductible;

5.	Addition of exclusion; or

6.

Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

Notices Of Nonrenewal And Conditional Renewal

1.

If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

a.	The expiration date; or

b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York

Form 17-02-2863 (Rev. 7-03) Page 2

2.

Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.

Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3.

By adding to General Agreement B., Representations Made By Assured, the following: No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond - New York

Form 17-02-2863 (Rev. 7-03) Page 3

		ENDORSEMENT/RIDER
Effective date of this endorsement/rider: December 13, 2011	VIGILANT INSURANCE COMPANY
	Endorsement/Rider No.	4
	To be attached to and form a part of Bond No.	82210707

Issued to: MANNING & NAPIER ADVISORS, LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-9228 (02/2010)

		ENDORSEMENT/RIDER
Effective date of this endorsement/rider: December 13, 2011	VIGILANT INSURANCE COMPANY
	Endorsement/Rider No.	5
	To be attached to and form a part of Bond No.	82210707

Issued to: MANNING & NAPIER ADVISORS, LLC

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

VIGILANT INSURANCE COMPANY
Endorsement No.: 6
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

12.	Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

a.

bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.

fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

d.

Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond

Form 17-02-2367 (Rev. 10-03) Page 1

3.	By adding to Section 1., Definitions, the following:

r.

Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond

Form 17-02-2367 (Rev. 10-03) Page 2

VIGILANT INSURANCE COMPANY
Endorsement No.: 7
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

13.	Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.

2.	By adding to Section 1., Definitions, the following:

s.	APS Designated Procedures means all of the following procedures:

(1)	No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS Transactions. (Election in Application)

(2)

All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)

The caller in any request for an APS Transaction, before executing that APS Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test) If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond

Form 17-02-2345 (Ed. 10-00) Page 1

(4)

A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured’s next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5)	Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

t.

APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

u.

APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone System.

v.	APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

w.

APS Redemption means any redemption of shares or units issued by an Investment Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

x.	APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

y.

Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.	By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.: Section 4.A Specific Exclusion-Applicable to Insuring Clause 13

This Bond does not directly or indirectly cover under Insuring Clause 13:

Loss resulting from:

a.	the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

(1)	the shares or units of record,

(2)	a person designated to receive redemption proceeds, or

(3)	a bank account designated to receive redemption proceeds, or

b.

the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30) days prior to such redemption, or

ICAP Bond

Form 17-02-2345 (Ed. 10-00) Page 2

c.	the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond

Form 17-02-2345 (Ed. 10-00) Page 3

VIGILANT INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company, and substituting the following:

C. Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or Liabilities-Notice to Company

If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)	occurred or will occur on premises,

(2)	been caused or will be caused by an employee, or

(3)	arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.	on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

i.	the assets shall not exceed twenty percent (25%) of the ASSURED’S assets,

ii.	there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

iii.	the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

ICAP Bond

Form 17-02-6247 (Ed. 3-04) Page 1

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond

Form 17-02-6247 (Ed. 3-04) Page 2

VIGILANT INSURANCE COMPANY
Endorsement No.: 9
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

14.	Extended Computer Systems

A. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instructions,

(3)

the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

(4)

the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 14, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02) Page 1

B.	Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1)	an Electronic Communication System,

(2)	an automated clearing house or custodian, or

(3)	a Telex, TWX, or similar means of communication,

directly into the ASSURED’S Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED’S Computer System or Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1)	an Electronic Communication System,

(2)	an automated clearing house or custodian, or

(3)	a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED’S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02) Page 2

2.	By adding to Section 1., Definitions, the following:

z.

Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

aa.

Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

bb.	Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

cc.	Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

dd.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.	By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

a.

loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c.

loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.

loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer’s authentication mechanism; or

e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.	loss resulting directly or indirectly from:

(1)	written instruction unless covered under this INSURING CLAUSE; or

(2)	instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02) Page 3

4.	By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02) Page 4

VIGILANT INSURANCE COMPANY
Endorsement No.: 10
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

15.	Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED’S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.	By adding to Section 1., Definitions, the following:

cc.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

dd.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)	of a type commonly dealt in on securities exchanges or markets, and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 1

ee.

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 2

VIGILANT INSURANCE COMPANY
Endorsement No.:	11
Bond Number:	82210707

NAME OF ASSURED: MANNING & NAPIER ADVISORS, LLC

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

16.	Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)	the loss is covered under the Bond, and

(2)	the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 30, 2012

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

ACE USA 140 Broadway, 41st Floor New York NY 10005	646-458-7000 646-458-6903/6904 www.ace-ina.com	tel fax

Michael Piccolino ACE USA - Professional Risk

December 14, 2011 ( revised 02/24/2011)

Steve Davis

Brown & Brown Of New York Inc

45 East Avenue

Rochester, NY 14604

RE:	Insured:	Manning and Napier Advisors, LLC
	Coverage:	Excess Liability Insurance
	Policy No:	DOX G2458107A 003
	Company Paper:	Westchester Fire Insurance Company
	Policy Form:	Excess Liability Policy Form
	Policy Period:	12/13/2011 – 12/13/2012

Dear Steve,

We are pleased to enclose the captioned policy.

As producer of record, you are responsible for collecting and filing all necessary surplus lines taxes, fees and documentation in accordance with state surplus lines laws and/or regulations, if applicable.

Also, as a reminder, all claim notices under this policy should be provided in writing to the following address:

ACE Professional Risk

P.O. Box 5105

Scranton, PA 18505-0518

Fax Number: 877-746-4641

Email Address for submitting Management Liability Claims,

Managementliabilityfirstnotice@acegroup.com

Email address for all other correspondence, ApolloproRskACEIncoming@acegroup.com

We have reviewed the policy and trust you will find it to be in order. Should you have any questions or concerns, please advise us promptly.

Thank you for working with us on the placement of this risk. We appreciate your support and look forward to working with you in the future.

Regards,

Underwriter Assistant

One of the ACE Group of Insurance & Reinsurance Companies

☐ ACE American Insurance Company	Excess Liability Insurance Policy Declarations
☒ Westchester Fire Insurance Company

This Policy is issued by the stock insurance company listed above (herein “Insurer”).

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No. DOX G2458107A 003

Item 1.	Insured Company	Manning & Napier Advisors, LLC
	Principal Address:	290 Woodcliff Drive
Fairport, NY 14450

Item 2.	Coverages Provided:	Excess Crime Insurance

Item 3.	Followed Policy:	Financial Institution Investment Company Asset Protection Bond

	Insurer:	Vigilant Insurance Company

	Policy number	82210707

Item 4.	Policy Period

	From 12:01 A.M.	12/13/2011	To 12:01 A.M.	12/13/2012
(Local time at the address shown in Item 1.)

Item 5.	Limit of Liability:

	$15,000,000	for all Loss under all Coverages combined.

Item 6.	Premium: $57,038

Discovery Period Premium: % of the Policy Period Premium

XSBD001 (03/03)

Item 7.	NOTICE TO INSURER

	A.	Notice of Claim, Wrongful Act or Loss:

ACE Professional Risk
P.O. Box 5105
Scranton, PA 18505-0518
Fax Number: 877-746-4641

	B.	All other notices:

ACE USA, Professional Risk
Attention: Chief Underwriting Officer
140 Broadway, 40th Floor
New York, NY 10005

Item 8. Schedule of Underlying Policies:

Insurer	Policy Number	Limits	Primary or Excess	Policy Period

Vigilant Insurance Company	82210707	$15,000,000	Primary	12/13/2011 – 12/13/2012

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Date: December 14, 2011
MO/DAY/YR.	JOHN J. LUPICA, President
Authorized Representative

XSDO-002b (02/2005)	© ACE USA, 2005	Page 2 of 2

☐ ACE American Insurance Company ☒ Westchester Fire Insurance Company	Excess Liability Insurance Policy

I.	INSURING CLAUSE

In consideration of the payment of the premium and in reliance upon all statements made in the application including the information furnished in connection therewith, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as otherwise provided herein.

II.	LIMIT OF LIABILITY

A.

It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after the insurers of the Underlying Policies shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the uninsured retention, if any, applicable to the primary Underlying Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this policy with respect to all Loss on account of all Claims in the Policy Period irrespective of the time of payment by the Insurer.

B.

In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurers of the Underlying Policies paying, in the applicable legal currency, Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

C.

Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer.

III.	DEFINITIONS

A.

The terms “Claim” and “Loss” have the same meanings in this policy as are attributed to them in the Followed Policy. The terms “Insurer”, “Followed Policy”, “Underlying Policies”, “Policy Period” and “Aggregate Limit of Liability” have the meanings attributed to them in the Declarations.

B.	The term “Insureds” means those individuals and entities insured by the Followed Policy.

C.	The term “Policy Period” means the period set forth in Item 4 of the Declarations, subject to prior termination.

D.

The term “Underlying Limit” means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

XSDO-001b (02/2005)	© ACE USA, 2005	Page 1 of 2

IV.	UNDERLYING INSURANCE

A.

This policy is subject to the same representations as are contained in the Application for any Underlying Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy and, to the extent coverage is further limited or restricted thereby, to any other Underlying Policies. In no event shall this policy grant broader coverage than would be provided by any of the Underlying Policies.

B.

It is a condition of this policy that the Underlying Policies shall be maintained in full effect with solvent insurers during the Policy Period except for any reduction or exhaustion of the aggregate limits contained therein by reason of Loss paid thereunder (as provided for in Section II (B) above). If the Underlying Policies are not so maintained, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C.

If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This policy shall become subject to any such changes upon the effective date of the changes in the Followed Policy, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

D.

As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice and the full particulars of (i) the exhaustion of the aggregate limit of liability of any Underlying Policy, (ii) any Underlying Policy not being maintained in full effect during the Policy Period, or (iii) an insurer of any Underlying Policy becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

V.	GENERAL CONDITIONS

A.

Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period (“Discovery Period”) as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B.

Application of Recoveries: All recoveries or payments recovered or received subsequent to a Loss settlement under this policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Insureds and the Insurer, provided always that the foregoing shall not affect the time when Loss under this policy shall be payable.

C.	Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

D.	Cooperation: The Insureds shall give the Insurer such information and cooperation as it may reasonably require.

E.

Claim Participation: The Insurer shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

F.

Changes and Assignment: Notice to or knowledge possessed by any person shall not effect waiver or change in any part of this policy or stop the Insurer from asserting any right under the terms of this policy. The terms, definitions, conditions, exclusions, and limitations of this policy shall not be waived or changed, and no assignment of any interest under this policy shall bind the Insurer, except as provided by endorsement issued to form a part hereof, signed by the Insurer or its authorized representative.

G.	Headings: The descriptions in the headings and sub-headings of this policy are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

XSDO-001b (02/2005)	© ACE USA, 2005	Page 2 of 2

SIGNATURES

Named Insured			Rider Number
Manning & Napier Advisors, LLC			1
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G2458107A 003	12/13/2011 to 12/13/2012	12/13/2011
Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)

BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company)

BANKERS STANDARD INSURANCE COMPANY (A stock company)

ACE AMERICAN INSURANCE COMPANY (A stock company)

ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)

INSURANCE COMPANY OF NORTH AMERICA (A stock company)

PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)

ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)

WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

CARMINE A. GIGANTI, Secretary	JOHN J. LUPICA, President

JOHN J. LUPICA, President
Authorized Representative

CC-1K11g (01/11)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Rider Number
Manning & Napier Advisors, LLC			2
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G2458107A 003	12/13/2011 to 12/13/2012	12/13/2011
Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

EXCESS ENDORSEMENT

It is agreed that Section IV, Underlying Insurance, subsection C, is amended to add the following:

If the terms, definitions, conditions, exclusions or limitations of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt y of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply

All other terms and conditions of this policy remain unchanged.

JOHN J. LUPICA, President
Authorized Representative

PF-28734 (12/09)	© ACE USA, 2003	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Rider Number
Manning & Napier Advisors, LLC			3
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G2458107A 003	12/13/2011 to 12/13/2012	12/13/2011
Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

AMEND TO EXCESS BOND FORM

It is agreed that the form is amended as follows:

1.	Wherever the term “policy” appears, it shall be replaced by the term “crime insurance bond.”

2.	The first four lines of the Declarations Page are deleted in their entirety and the following is inserted:

This Bond is issued by the stock insurance company listed above (herein “Insurer”).

3.	Any reference to a Discovery Period Premium, including within Item 6 of the Declarations, is deleted in its entirety.

4.	Item 7 of the Declarations is deleted in its entirety and the following is inserted;

Notice To Insurer

ACE USA, Professional Risk

140 Broadway, 40th Floor

New York, NY 10005

5.	Wherever the term “uninsured retention” appears, it shall be replaced by the term “deductible.”

6.	The last sentence of Section II, Limit Of Liability, subsection A, is deleted in its entirety and the following is inserted:

The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this bond with respect to all Loss on account of all claims or occurrences otherwise covered during the Bond Period irrespective of the time of payment by the Insurer.

7.	The first sentence of Section III, Definitions, subsection A, is deleted in its entirety.

8.	Section III, Definitions, subsection D, is amended by replacing the phrase “inapplicable to the Underlying Policy” with “applicable to the Followed Policy”.

9.	Section IV, Underlying Insurance, subsection C, is deleted in its entirety and the following is inserted:

If during the Bond Period the terms, conditions, exclusions or limitations of the Followed Bond are changed in any manner, or differ in any respect from the binders for such Followed Bond, the Insureds shall as a condition precedent to their rights to coverage under this bond give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This bond shall become subject to any such changes upon the effective date of the changes in the Followed Bond, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

CC1e15 XSB (4/09)	©ACE USA, 2010	PAGE 1 OF 2

10.	Section V, General Conditions, subsections A and E, are deleted in their entirety.

All other terms and conditions of this form remain unchanged.

JOHN J. LUPICA, President
Authorized Representative

CC1e15 XSB (4/09)	©ACE USA, 2010	PAGE 2 OF 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Rider Number
Manning & Napier Advisors, LLC			4
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G2458107A 003	12/13/2011 to 12/13/2012	12/13/2011
Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims.

All other terms and conditions of Bond remain unchanged.

JOHN J. LUPICA, President
Authorized Representative

ALL-21101 (11/06) Ptd. in U.S.A.	Page 1 of 1

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914 (2/05)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

ACE Producer Compensation

Practices & Policies

ACE believes that policyholders should have access to information about ACE’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887 (10/06)

Illinois National Insurance Co.

A capital stock company

Policy Number:	01-419-52-55	Replacement of:	01-401-14-54

EXCESS EDGESM

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:		MANNING & NAPIER ADVISORS, LLC
Policyholder Address:		290 WOODCLIFF DR.	Limit of Liability:		$10,000,000
		FAIRPORT, NY 14450	Total Underlying		$30,000,000
			Limits:
Policyholder Domicile:		New York	Policy Period:	From:	12/13/2011
Insurer Address:		175 Water Street, 18th Floor		To:	12/13/2012
		New York, NY 10038	Premium:		$24,330
Claims Address:	e-mail:	c-claim@chartisinsurance.com	TRIA Premium
	Mail:	Chartis, Financial Lines Claims
		P.O. Box 25947
		Shawnee Mission, KS 66225

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Vigilant Insurance Company	8221-0707	$15,000,000	12/13/2011 to
			Primary	12/13/2012
	Westchester Fire Insurance Company	DOX G2458107A 003	$15,000,000 xs	12/13/2011 to
			$15,000,000	12/13/2012

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with “Bold” typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the “Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): Financial Institution Investment Company Asset Protection Bond Form #17-02-1421 (Ed. 5/98). ”TRIA Premium” means the premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act 2002. Amount indicated above is included in Premium. A copy of the TRIA disclosure sent with the original quote is attached hereto.

2-13000

103224 (02/10)	- 1 -	© Chartis Inc. All rights reserved.

In consideration of the payment of the premium, Illinois National Insurance Co. (the “Insurer”) and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer’s coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies. This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy. The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY	The Limit of Liability is the aggregate limit of the Insurer’s liability for all coverage under this policy.

NOTICES

Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows: (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiaries and any insureds shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer’s position or potential rights of recovery.

RELIANCE

The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES

If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed below by its President, Secretary and its duly authorized representative.

PRESIDENT	SECRETARY	AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE (WHERE REQUIRED BY LAW)	DATE

BROWN & BROWN 45 EAST AVENUE ROCHESTER, NY 14604

103224 (02/10)	- 2 -	© Chartis Inc. All rights reserved.

ENDORSEMENT #1

This endorsement, effective 12:01 A.M.		December 13, 2011	forms a part of
Policy Number:	01-419-52-55

Issued to:	MANNING & NAPIER ADVISORS, LLC

By	Illinois National Insurance Company

COVERAGE ENDORSEMENT - MANNING & NAPIER SEPARATELY MANAGED CLIENT

It is hereby understood and agreed that:

1.

The attached policy shall only cover losses to, and in connection with, the Property and material interest of Manning & Napier Separately Managed Client. Manning & Napier Separately Managed Client shall have a written contract with Manning & Napier Advisors, Named Insured.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-13000

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #2

This endorsement, effective 12:01 A.M.		December 13, 2011	forms a part of
Policy Number:	01-419-52-55

Issued to:	MANNING & NAPIER ADVISORS, LLC

By	Illinois National Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

2-13000

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #3

This endorsement, effective 12:01 A.M.		December 13, 2011	forms a part of
Policy Number:	01-419-52-55

Issued to:	MANNING & NAPIER ADVISORS, LLC

By	Illinois National Insurance Company

FIDELITY ENDORSEMENT

(UNDERLYING SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.	The NOTICES are deleted in their entirety and replaced with the following:

NOTICES:	Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2.	The “RELIANCE” Clause is deleted in its entirety and replaced with the following:

RELIANCE

The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy.

If any Underlying Limits are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any Underlying Policy and such payments shall apply toward the exhaustion of the Underlying Limits.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-13000

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #4

This endorsement, effective 12:01 A.M.		December 13, 2011	forms a part of
Policy Number:	01-419-52-55

Issued to:	MANNING & NAPIER ADVISORS, LLC

By	Illinois National Insurance Company

SPECIFIC TERM/CONDITION

NON-FOLLOW FORM ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that although this policy generally follows the terms and conditions of the Followed Policy, subject to the terms, conditions and exclusions of this policy, in no event shall this policy be construed to follow the following terms, conditions and/or endorsements of the Followed Policy:

TERMS/CONDITIONS/ENDORSEMENTS	TITLE/DESCRIPTION

INSURING CLAUSE 7. THREATS TO PERSON

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-13000

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #5

This endorsement, effective 12:01 A.M.		December 13, 2011	forms a part of
Policy Number:	01-419-52-55

Issued to:	MANNING & NAPIER ADVISORS, LLC

By	Illinois National Insurance Company

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM	EDITION DATE	FORM TITLE
103224	01/10	EXCESS DEC AND POLICY - ADMITTED
MNSCPT		COVERAGE ENDORSEMENT - MANNING & NAPIER SEPARATELY MANAGED CLIENT
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
103932	02/10	FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)
103438	11/09	SPECIFIC TERM-CONDITION NON-FOLLOW FORM ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-13000

AUTHORIZED REPRESENTATIVE

POLICY COVER SHEET

XP3312IJob Name: File Number: 06170	Print Date and Time: 02/27/12 10:22

Business Center / Original Business Unit:

Policy Number:	464BD0482

Name of Insured:	Manning & Napier Advisors, LLC

Agency Number:	3104021

Department or Expense Center:

Underwriter:		0 Underwriting Team:

OLDFIELD,VANESSA-FData Entry Person:

Date and Time:	02/27/12 00:00 Special	001
	Instructions

Policy Commencement Date: 12/13/11 THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR EDITION CO STATE TRANS DATE

*	ND059 11.11 2 NY 2011-12-13*

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•	better protects the interests of all parties;

•	helps Travelers to try to resolve losses or claims more quickly; and

•	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by US Mail.

Bond-FPS Claims Department

Travelers

Mail Code NB08F

385 Washington Street

Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

bfpclaims@travelers.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

¨§ ST. PAUL FIRE AND MARINE INSURANCE COMPANY ¦¥ ST. PAUL MERCURY INSURANCE COMPANY ¨§ ST. PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM

TRAVELERS FORM

DECLARATIONS:	Excess Follow Form Number: 464BD0482

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.	Named Insured:
Manning & Napier Advisors, LLC
290 Woodcliff Drive
Fairport, NY 14450

(herein called Insured).

Item 2.

Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on 12/13/2011              and expire at 12:01 A.M. on 12/13/2012              local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.	Single Loss Limit of Liability:			$10,000,000

Item 4.	Aggregate Limit of Liability:			$10,000,000

Item 5.	Schedule of Underlying Insurance:

	(A)	1.	Underlying Insurer:	Vigilant Insurance Company

		1.	Bond or Policy Number:	82210707
		2.	Bond or Policy Period:	From: 12/13/2011	To: 12/13/2012
		3.	Limit of Liability:
			Single Loss Limit of Liability	$15,000,000
			Aggregate Limit of Liability	$ 15,000,000
		5.	Single Loss Deductible:	$150,000

	(B)	1.	Underlying Insurer:	Westchester Fire Insurance Company

		1.	Bond or Policy Number:	DOX G2458107A 003
		2.	Bond or Policy Period:	From: 12/13/2011	To: 12/13/2012
		3.	Limit of Liability:
			Single Loss Limit of Liability	$15,000,000
			Aggregate Limit of Liability	$15,000,000

	(C)	1.	Underlying Insurer:	Illinois National Insurance Company
		1.	Bond or Policy Number:	01-419-52-55
		2.	Bond or Policy Period:	From: 12/13/2011	To: 12/13/2012
		3.	Limit of Liability:
			Single Loss Limit of Liability	$10,000,000
			Aggregate Limit of Liability	$10,000,000

	(D)	1.	Underlying Insurer:

			Bond or Policy Number:
		1.	Bond or Policy Period:	From:	To:
			Limit of Liability:
			Single Loss Limit of Liability
			Aggregate Limit of Liability

Item 6.	Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is 40,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.	Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is 0 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.	Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

	Insurer’s Name:	Vigilant Insurance Company

	Bond or Policy Number:	82210707
	Effective Date:	12/13/2011

Except as provided below:

Item 9.

The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 464BD0447 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.	The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

XS101 Ed. 05-05

13th Executed this	December 11 day of , 20 . Countersigned
XS100 Ed. 5-05
Page 2 of 5	[a] 2005 The Travelers Companies, Inc.

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A.

The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B.

In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.

If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s)

from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D.

Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.

Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A.

Payment by the Underwriter of l osscovered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B.

The Underwriter’s maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter’s maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C.

Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D.

In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E.

In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C.

Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D.	Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A.

The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B.

The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
464BD0482	02/27/12	12/13/11	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO Manning & Napier Advisors, LLC

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ADD/DELETE JOINT INSURED ENDORSEMENT

It is agreed that, at the request of the Insured, the Underwriter:

1.	Deletes from the list of Insureds under the Excess Follow Form the following:

2.	Adds to the list of Insureds under the Excess Follow Form the following:

Manning & Napier Advisors, LLC

Manning & Napier Advisors, Inc.

Applicable only if an Insured or Insureds are deleted.

ACCEPTED BY INSURED - By:                                                   Title:

The signature requested above is not required if this endorsement or rider is attached to the Excess Follow Form at the time of Excess Follow Form issuance.

EXCEPTION: This endorsement or rider must be signed by the Insured if the Principal Address of the Insured is in Kansas.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

Resolution of the Board of Directors

Manning & Napier Fund, Inc.

RESOLVED, that the form and amount of said Fidelity Bond and the provisions of said Joint Insured Bond Agreement in the attached form hereto be, and the same hereby are, approved and continued by a vote of a majority of the Directors of the Fund and, separately by a majority of the Directors who are not “interested persons” of the Fund as such term is defined by the Investment Company Act of 1940 after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund and the proper officers of the Fund are, and each of them hereby is, authorized to execute, with the advice of counsel, the Joint Insured Bond Agreement and said Fidelity Bond;

FURTHER RESOLVED, that the proper officers of the Fund are, and each of them hereby is, authorized to arrange for payment of a portion of the total yearly premium payable with respect to such Bond;

FURTHER RESOLVED, that the portion of the premium to be paid by the Fund under said Joint Fidelity Bond in accordance with said Joint Insured Bond Agreement be, and the same hereby is, approved by a vote of a majority of the Directors of the Fund and, separately by a majority of the Directors who are not “interested persons” of the Fund as such term is defined by the Investment Company Act of 1940, after considerations of all factors deemed relevant by the Board, including but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of Joint Fidelity Bond, the amount of the premiums for such Bond, the ratable allocation of such premium for such Bond, the ratable allocation of such premium between all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have to pay if it had provided and maintained a single insured Bond;

FURTHER RESOLVED, that the Secretary or the Chief Financial Officer is authorized to take any and all action necessary from time to time to increase the coverage under the Bond so that the total coverage at all times is no less than the minimum amount required by Rule 17g-1 under the Investment Company Act of 1940; and,

FURTHER RESOLVED, the Secretary or the Chief Financial Officer be, and hereby is, designated as the officers responsible for making necessary filings and giving notices with respect to such Bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.

February 24, 2012

Elizabeth Craig

Mutual Fund Compliance Specialist

Manning & Napier Advisors, LLC

290 Woodcliff Dr.

Fairport, NY 14450

Re:	Financial Institution/Investment Company
Asset Protection Bond
Policy Period 12-13-11 -12
	Vigilant Insurance Company	Policy No. 8221-0707
	Westchester Fire Insurance Company	Policy No. DOXG5458107A 003

Dear Liz:

With respect to the above-captioned bonds, you have advised me that your internal charge to Manning & Napier Fund, Inc. for the annual premium was $61,019.

If these policies had been issued as a single-insured bond for Manning & Napier Fund, Inc., the annual premium would have been $97,630.

Thank you.

Brown & Brown of NY, Inc.

/s/ Steven E. Davis
Steven E. Davis
Vice President

February 23, 2012

Manning & Napier Fund, Inc.

Attn: Elizabeth Craig

290 Woodcliff Drive

Fairport, NY 14450

Re:	Policy Description: Bonds – Fidelity
	Policy Number	Various
	Insurance Company	See below
	Effective Dates:	12/13/11 to 12/13/12

Dear Liz:

The following policies have been paid in full for the 12/13/11 to 12/13/12 year:

1.	Vigilant Ins Co Policy #82210707. Premium $65,000
2.	Westchester Fire – Policy # DOXG2458107A 003. Premium $57,038
3.	Illinois National – Policy # 014195255. Premium $24,330
4.	St. Paul Mercury Ins. Co. Policy #464BD0482. Premium $23,110

If there is other information that is needed let me know.

Sincerely,

/s/ Barb Snitchler

Barb Snitchler

Customer Service Representative

Brown & Brown of NY, Inc.

45 East Avenue

Rochester, New York 14604-2286

Phone (585) 232-4424

Fax (585) 232-5813

JOINT INSURED BOND AGREEMENT

AGREEMENT dated as of this 18th day of November, 2004, by and between Manning & Napier Fund, Inc. (formerly Exeter Fund, Inc.) (“the Fund”) and Manning & Napier Advisors, Inc. (“the Advisor”).

BACKGROUND

A. The Fund is a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

B. The Advisor is an investment advisor registered under the Investment Advisors Act of 1940, as amended.

C. Rule 17g-1 under the 1940 Act requires the Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees.

D. Rule 17g-1 authorizes the parties hereto to secure a joint insured bond naming all of them as insureds.

E. All of the parties hereto are to be named as insureds on a joint fidelity bond having a term of one year, commencing December 13th.

F. Rule 17g-1 also requires that each registered management investment company named as an insured in a joint insured bond enter into an agreement with the other named insured(s) that contains certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them.

G. A majority of the Board of Directors of the Fund who are not “interested persons” of the Fund (as such term is defined by Section 2 (a) (19) of the 1940 Act), after giving due consideration to all factors relevant to the form, amount and ratable allocation of premiums of the aforesaid joint insured bond among the parties hereto, have approved the terms and amount of the bond and the portion of the premium payable by the Fund.

H. The Fund has also determined that the allocation of the proceeds payable under the aforesaid joint insured bond as set forth herein (which takes into account the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1)) is equitable.

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The parties shall maintain in effect a joint fidelity insurance bond (the “Bond”) from a reputable fidelity insurance company, which shall be a corporate surety company which is an acceptable surety on Federal bonds under authority granted by the Secretary of the Treasury pursuant to Sections 7 through 13 of Title 6 of the United States Code, and which shall be authorized to do business in the place where the Bond is issued, insuring the Fund and the Advisor against larceny and embezzlement and covering each of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds. The Bond shall name each party as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2. Ratable Allocation of Premium. Each party hereto shall pay the following percentage (which is set forth below opposite its name) of the initial and any additional premiums which have or may become due under the Bond:

Exeter Fund, Inc.	50%
Manning & Napier Advisors, Inc.	50%

3. Ratable Allocation of Proceeds. If more than one party sustains a single loss for which recovery is received under the Bond, each such party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.

If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among such parties as follows:

(i) recovery shall first be allocated to the Fund in portion for its loss, if any, in an amount equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1).

(ii) the remaining portion of the recovery, if any, shall first be allocated to the Fund in portion to its remaining losses, if any, to the extent of the recovery and to extent of its losses.

(iii) the remaining portion (if any) of the recovery shall be allocated to the Advisor.

4. Claims and Settlements. Each party shall, within five days after making of any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within five days after receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party. The Secretary of the Fund is designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 under the 1940 Act and shall give and receive any notice required hereby with respect to the Fund or the Advisor.

5. Modification and Amendments. Any party may increase the amount of the Bond, provided that written notice thereof must be given to the other party to this Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1. If pursuant to Rule 17g-1 either party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, and indicate the nature of the modification, which it believes to be appropriate. A party may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than ninety days’ prior written notice to the other party of such withdrawal. Upon withdrawal, a withdrawing party (if the withdrawing party is the Fund) shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

7. No Assignment. This agreement is not assignable.

8. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at, 1100 Chase Square, Rochester, N.Y. 14604.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

Exeter Fund, Inc.

/s/ B. Reuben Auspitz
By:	B. Reuben Auspitz, President

Manning & Napier Advisors, Inc.

/s/ Michelle Thomas
By:	Michelle Thomas, Corporate Secretary

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (“Agreement”), effective as of October 1, 2011, is made by and between Manning & Napier Advisors, Inc. (“Assignor”), Manning & Napier Advisors, LLC (“Assignee”) and Manning & Napier Fund, Inc. (the “Company”) with reference to the following Recitals.

a.

Assignor serves as the investment adviser to the portfolios of the Company pursuant to an investment advisory agreement between the Assignor and the Company dated December 17, 2007 (the “Advisory Agreement”);

b.

Assignor has agreed to assign all of its rights and delegate all of its obligations (the “Assignment”) for the agreements listed in Schedule A, attached hereto and made a part hereof, (collectively, the “Assigned Agreements”) to Assignee, as of the date first set forth above;

c.	Assignee has agreed, that at the time of the Assignment, to assume all rights and obligations of Assignor for the Assigned Agreements; and

d.	The Assignment does not constitute an assignment as that term is defined in Section 2(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”).

NOW THEREFORE, in consideration of the terms and conditions of this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

a.	Assignor hereby grants, sells, conveys, transfers and delivers to Assignee all of Assignor’s right, title and interest in and for the Assigned Agreements.

b.

Assignee hereby assumes and agrees to perform or to pay or discharge the obligations and liabilities of Assignor described in the Assigned Agreements and agrees to be liable to the Company for any default or breach of the Assigned Agreements to the extent the default or breach occurs on or after the effective date of this Agreement.

c.

Company hereby releases Assignor from its liabilities and obligations under the Assigned Agreements on or after the effective date of this Agreement and any liability or responsibility for (i) breach of the Assigned Agreements by Assignee, or (ii) demands and claims made against the Company for damages, losses or expenses incurred by the Company on or after the effective date of this Agreement, except to the extent such demands, claims, losses, damages or expenses arise out of or result from an act or omission of Assignor prior to the date of this Agreement.

d.	This Agreement is not a waiver or estoppel with respect to any rights the Company may have by reason of the past performance or failure to perform by Assignor.

e.	Except as provided herein, this Agreement shall not alter or modify the terms or conditions of the Assigned Agreements.

f.

This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective parties. It is hereby acknowledged that the Company retains all of its rights under the Assigned Agreements. This Agreement shall be governed and interpreted in accordance with the law of the State of Maryland without giving effect to the conflicts of law principles thereof.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed as of October 1, 2011.

Manning & Napier Advisors, Inc.		Manning & Napier Advisors, LLC

By:	/s/ Michelle Thomas	By:	/s/ Kathryn Maurer
Title:	Corporate Secretary	Title:	Authorized Signatory

Manning & Napier Fund, Inc.

By:	/s/ B. Reuben Auspitz
Title:	President

Schedule A

Amended and Restated Compensation Reimbursement Agreement

Amended and Restated Expense Limitation Agreement (10/31 Series)

Amended and Restated Expense Limitation Agreement (12/31 Series)

Amended and Restated Expense Limitation Agreement (Targets)

Expense Limitation Agreement (Emerging Markets Series and Inflation Focus Equity Series)

Joint Insured Bond Agreement

License Agreement

Master Services Agreement

Shareholder Services Agreement